UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DAIS ANALYTIC CORPORATION

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

23302X104

(CUSIP Number)

Han Shuang
Cathay View #5-301
1 Guan Tang East Road
Chaoyang District, Beijing 100102, China
+86 13801297763

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No. 23302X104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Soex (Hong Kong) Industry & Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 37,500,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 119,411,459 shares outstanding on November 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 23302X104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS Jianfeng Guo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 119,411,459 shares outstanding on November 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 23302X104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS Shuang Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) None ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,500,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 119,411,459 shares outstanding on November 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

CUSIP No. 23302X104	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Dais Analytic Corporation, a New York corporation (the “Issuer”). The address of the Issuer's principal executive office is 11552 Prosperous Drive, Odessa, FL 33556.

Item 2. Identity and Background.

(a), (f)

This Schedule 13D is filed by (i) Soex (Hong Kong) Industry & Investment Co., Ltd., a Hong Kong Company (“Soex”); (ii) Jianfeng Guo, a citizen of China, and (iii) Shuang Han a citizen of China (collectively, the “Reporting Persons”).

(b)	The business address of Soex is Room 11-2-1103, 11/F Kowloon Bldg, 555, Nathan Rd Mongkok KL, Hong Kong.

The business address of Jianfeng Guo is No. 8 Zhaoxian Street, South Town Industry Zone, Dongsheng Town, ZhongShan City, Guangdong, 528414, PRC.

The business address of Shuang Han is Rm. 7205, Building 7, Chaolai High-Tech Zone, Laiguangying West Road, Chaoyang District Beijing 100012, P. R. China.

(c)	Soex is in the business of developing, manufacturing and selling HVAC systems.

Jianfeng Guo is the General Manager of Zhongshan Panelwell Material Co., Ltd., a building materials company.

Shuang Han is the President of Soex (Beijing) Environmental Protection & Technology Co., Ltd., an HVAC systems contractor.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On March 3, 2014, Soex purchased 37.5 million shares of the common stock of the Issuer for $1.5 million pursuant to a Securities Purchase Agreement (the “SPA”) dated January 21, 2014. Soex purchased the shares using its working capital.

Item 4. Purpose of Transaction.

The acquisition of the shares of Common Stock described above by the Reporting Persons was for investment purposes.

CUSIP No. 23302X104	Page 6 of 8 Pages

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the shares of Common Stock beneficially owned by them or acquire additional shares of common Stock in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Issuer.

The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the Reporting Persons’ beneficial ownership of the shares of Common Stock, the Reporting Persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

(a) Soex owns an aggregate of 37.5 million shares of Common Stock, representing approximately 31.4% of the total issued and outstanding shares of Common Stock, based on 119,411,459 shares outstanding on November 12, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.. Jianfeng Guo and Shuang Han share voting and dispositive power with respect to such shares of Common Stock because they are the only two directors of Soex.

(b) Except as described in Item 5(a) above, none of the Reporting Persons share voting or dispositive power over any shares of Common Stock. Because they are the only directors of Soex, Jianfeng Guo and Shuang Han may also be deemed to be the beneficial owners of such shares of Common Stock.

(c) Except as described in Item 3, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the SPA, Soex entered into a Voting Agreement dated January 21, 2014, pursuant to which Soex agreed to vote its shares of Common Stock in accordance with the recommendation of the Issuer’s Board of Directors until March 3, 2015.

CUSIP No. 23302X104	Page 7 of 8 Pages

Other than the arrangements described in this Schedule 13D, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of November 30, 2015 among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended

2.	Securities Purchase Agreement dated January 21, 2014 (1)

3.	Voting Agreement dated January 21, 2014 (1)

___________________

Notes:

(1) Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated January 21, 2014 filed by the Issuer.

CUSIP No. 23302X104	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2015

SOEX (HONG KONG) INDUSTRY & INVESTMENT CO., LTD.

By:	/s/ Shuang Han
Name: Shuang Han Title: Authorized signatory

By:	/s/ Jianfeng Guo
Name: Jianfeng Guo

By:	/s/ Shuang Han
Name: Shuang Han

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Dais Analytic Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of November, 2015.

SOEX (HONG KONG) INDUSTRY &
INVESTMENT CO., LTD.

By: /s/ Shuang Han
Name: Shuang Han
Title: Authorized signatory

/s/ Jianfeng Guo
Jianfeng Guo

/s/ Shuang Han
Shuang Han